WANXING BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors
Wanxing Bio Technology, Ltd.

We have audited the accompanying balance sheet of Wanxing Bio Technology Ltd., as of December 31, 2006, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2006 and 2005 These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wanxing Bio Technology Ltd. as of December 31, 2006, and the results of its operations and cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has experienced losses since commencement of operations and has negative working capital and a Stockholders’ (deficit), which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SCHUMACHER & ASSOCIATES, INC.

Denver, Colorado
May 16, 2007

WANXING BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Consolidated Balance Sheet
(Expressed in US Dollars)

December 31
2006

ASSETS

CURRENT ASSETS
Cash - unrestricted	$2,146,109
Cash - restricted (Note 3)	171
Accounts receivable (Note 4)	261,888
Loans to unrelated parties (Note 5)	147,156
Inventory (Note 6)	443,638
Prepaid expenses	29,672
Total current assets	3,028,634

Fixed assets (Note 7)	6,848,398

Total assets	$9,877,032

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

CURRENT LIABILITIES
Short-term loans (Notes 8, 9 and 18)	$19,684,058
Accounts payable	202,449
Interest payable	3,618,885
Unearned revenue	75,143
Shareholder loans (Note 10)	2,030,621
Other current liabilities	1,498,372
Total current liabilities	27,109,528

COMMITMENTS (Notes 14 and 15)

MINORITY INTEREST	8,039

STOCKHOLDERS' (DEFICIT)
Common stock
Authorized 1,000,000 shares at par value of $ 1.00 each
Issued and outstanding 1,750	1,750
Additional paid-in capital	7,665,332
Accumulated (deficit)	(24,092,450)
Accumulated other comprehensive income (loss)	(815,167)
Total stockholders' (deficit)	(17,240,535)

Total liabilities and stockholders' (deficit)	$9,877,032

The accompanying notes to the consolidated financial statements are an integral part of these statements.

WANXING BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Operations
(Expressed in US Dollars)

	Years Ended December 31
	2006	2005

REVENUE
Sales	$773,882	$794,851
Cost of goods sold	595,185	794,469
Gross profit	178,697	382
Income from grants, consulting and outside manufacturing (Note 13)	2,087,613	224,419
	2,266,310	224,801

EXPENSES
Advertising and promotion	21,948	91,963
Depreciation	67,927	87,912
Freight	13,211	12,997
General and administration	1,210,623	445,662
Repairs and maintenance	22,129	33,789
Research and development	1,678,318	638,408
Salaries and benefits	329,411	352,904
Travel	84,360	52,698
Total expenses	3,427,927	1,716,333

Net (loss) for the year from operations	(1,161,617)	(1,491,532)

OTHER EXPENSES
Interest and bank charges (Notes 8 and 10)	2,006,480	1,646,385
Losses on loans and guarantees to other parties (Note 5)	145,575	321,397
Net (loss) for the year before minority interests
	(3,313,672)	(3,459,314)

Minority interest in loss for the year	4,970	51,209

Net (loss) for the year	$(3,308,702)	$(3,408,105)

Other comprehensive income (loss)
Foreign currency translation	$(517,224)	(303,113)

Comprehensive (loss)	(3,825,926)	$(3,711,218)

Net (loss) per common share - basic and fully diluted:

Net (loss) for the year	$(1,891)	$(1,947)
Weighted average number of common stock outstanding
	1,750	1,750

The accompanying notes to the consolidated financial statements are an integral part of these statements.

WANXING BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Years Ended December 31
	2006	2005
Cash from (used in) operating activities:
Net (loss)	$(3,308,702)	$(3,408,105)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	680,018	633,234
Gain on disposition of fixed assets	(3,539)	-
Imputed interest expense on shareholders' loans	137,909	133,942
Minority interest in net loss	(4,970)	(51,209)
Write-down of intangible asset	512,400	-
Net change in operating assets and liabilities:
Accounts receivable	3,204,832	28,877
Inventory	132,051	(21,681)
Prepaid expenses	8,643	2,160
Accounts payable	(1,272)	(48,248)
Interest payable	1,684,645	1,428,999
Unearned revenue	(983,965)	824,333
Other current liabilities	602,980	421,013

Net cash from (used in) operating activities	2,661,030	(56,685)

Cash (used in) investing activities:

Purchases of fixed assets	(593,845)	(60,866)
Proceeds of disposition of fixed assets	95,114	-
Cash acquired in reorganization	1,000
Purchase of intangible assets	(512,400)	-

Net cash (used in) investing activities	(1,010,131)	(60,866)

Cash from (used in) financing activities:
Loans made to unrelated parties	-	(29,736)
Repayment of loans by unrelated parties	5,200,112	-
Loans made to shareholders	-	(286,513)
Repayment of loans by shareholders	286,513	-
Repayments of short-term loans	(3,970,930)	(867,300)
Loans received from shareholders	25,314	796,507
Repayments of loans from shareholders	(1,077,155)	(325,888)

Net cash from (used in) financing activities	463,854	(712,930)

Effect of other comprehensive income (loss) on cash	(747,589)	58,390

Increase (decrease) in cash	1,367,164	(772,091)

Cash, beginning of period	779,116	1,551,207

Cash, end of period	$2,146,280	$779,116

The accompanying notes to the consolidated financial statements are an integral part of these statements.

WANXING BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Consolidated Statement of Stockholders' (Deficit)
(Expressed in US Dollars)

	Common Stock	Amount	Additional paid-in capital	Cumulative Other Comprehensive Income (loss)	Accumulated (Deficit)	Stockholders' (Deficit)

Balance December 31, 2003	10,000	$1,288	$7,378,712	$5,165	$(11,703,734)	$(4,318,569)

Imputed interest on shareholders' loans	-	-	14,231	-	-	$14,231
Net income (loss) for the year	-	-	-	5	(5,671,909)	$(5,671,904)

Balance December 31, 2004	10,000	$1,288	$7,392,943	$5,170	$(17,375,643)	$(9,976,242)

Imputed interest on shareholders' loans	-	-	133,942	-	-	$133,942
Net (loss) for the year	-	-	-	(303,113)	(3,408,105)	$(3,711,218)

Balance December 31, 2005	10,000	$1,288	$7,526,885	$(297,943)	$(20,783,748)	$(13,553,518)

Capital changes due to reorganization	(8,250)	462	538	-	-	$1,000
Imputed interest on shareholders' loans	-	-	137,909	-	-	$137,909
Net loss for the year	-	-	-	(517,224)	(3,308,702)	$(3,825,926)

Balance December 31, 2006	1,750	$1,750	$7,665,332	$(815,167)	$(24,092,450)	$(17,240,535)

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

1. BASIS OF PRESENTATION - GOING CONCERN

These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The Company has experienced losses since commencement of operations amounting to $24,092,450, and has negative working capital and a stockholder’s deficit as of December 31, 2006, which raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to meet its commitments as they become payable is dependent on the ability of the Company to obtain necessary financing or achieving a profitable level of operations. There are no assurances that the Company will be successful in achieving these goals.

The Company is in the process of researching, developing, testing and evaluating proposed new pharmaceutical products and has not yet determined whether these products are technically or economically feasible. The underlying value of the company is entirely dependent on the successful implementation of one or more of these products, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or sufficient proceeds from the disposition of manufacturing rights. Management’s plan is to actively search for new sources of capital, including government and non-government grants toward research projects and new equity investment.

These financial statements do not give effect to adjustments to the amounts and classifications to assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

The Company was incorporated under the laws of the British Virgin Islands on July 3, 2002. From the date of incorporation until October 15, 2006, the Company remained dormant. On October 15, 2006 the Company acquired all the shares of Manhing Enterprises Limited (“Manhing”), a company incorporated under the laws of Hong Kong, in return for 750 shares of the Company. The purposes of this transaction was to expatriate the operating companies’ ownership and to align legal and beneficial ownership of the group of companies prior to a reverse takeover of a publicly traded company. Accordingly the transaction has been treated as a reorganization of capital rather than a business combination.

Manhing was incorporated under the laws of Hong Kong on July 2, 1991.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

On June 28, 1996, Manhing and two other unrelated companies founded Shanghai Pudong New District Wanxing Living Things Co., Ltd. (“Wanxing Bio-Pharmaceuticals”), a Sino- Foreign Joint Venture company incorporated with limited liability under the laws of the People’s Republic of China. Wanxing Bio-Pharmaceuticals has a term of 30 years from the date of incorporation, at which time it is to be liquidated. Manhing’s original investment and proportionate interest in Wanxing Bio-Pharmaceuticals were $1.3 Million and 52%, respectively. On August 19, 1996, Wanxing Bio-Pharmaceuticals changed its name to Shanghai Wanxing Living Things Co., Ltd. On the same date Manhing transferred a 1% interest in Wanxing Bio-Pharmaceuticals to another company for consideration of $25,000. On the same date Wanxing Bio-Pharmaceuticals increased its registered capital and Manhing contributed an additional $895,500 to keep its interest at 51%. In 1998 Manhing acquired an additional interest in Wanxing Bio-Pharmaceuticals for $1,445,000 and contributed an additional $2,087,500 upon Wanxing Bio-Pharmaceuticals increasing its registered capital. After these transactions Manhing held a 63.33% interest in Wanxing Bio-Pharmaceuticals.

In 2000, Wanxing Bio-Pharmaceuticals changed it name to its current name, Shanghai Wanxing Bio-pharmaceuticals Co., Ltd.

In 2002 Manhing transferred an 18% interest in Wanxing Bio-Pharmaceuticals to another investor.

In 2003 Manhing acquired an additional combined 36.6% interest in Wanxing Bio-Pharmaceuticals from other shareholders over three transactions. Subsequent to these transactions, Manhing’s interest in Wanxing Bio-Pharmaceuticals is 82%, or $7.38 Million of Wanxing Bio-Pharmaceuticals’ registered capital of $9.0 Million.

Wanxing Bio-Pharmaceuticals’ business is research, development, manufacture and sale of pharmaceutical products, primarily for the Chinese market. There are two product lines currently manufactured and sold as at December 31, 2006 and several other potential products in various stages of research and development. The product lines currently sold are Wanferon/Wanferin, formulations of recombinant human interferon for treating hepatitis and viral diseases and Leflunomide, a drug for the treatment of rheumatoid arthritis. Wanxing Bio-Pharmaceuticals received a new drug licence for a third product, acidic Fibroblast Growth Factor (“aFGF”), in January 2007. This product will enter commercial production when Good Manufacturing Practice (“GMP”) certification is received, expected in June 2007 (Note 17). Wanxing Bio-Pharmaceuticals’ offices and manufacturing facility are in owned premises located on land used under license in the Pudong New Area of Shanghai, China.

On April 14, 2004, Wanxing Bio-Pharmaceuticals and two other unrelated companies founded Shanghai Wanxing Bio-science Cosmetic Co., Ltd. (“Wanxing Cosmetic”). Wanxing Cosmetic’s registered capital is $3.0 Million and Wanxing Bio-Pharmaceuticals’ interest is 50.33% or $1,510,000.. Wanxing Cosmetic has a term of thirty years from the date of issue of the business license, at which time it is to be liquidated. Wanxing Cosmetic manufactures skin-care products under the brand name KaiYing.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

Principles of Consolidation

The consolidated financial statements include accounts of the Company and its subsidiaries, Manhing, Wanxing Bio-Pharmaceuticals, and Wanxing Cosmetic.

All significant inter-company balances and transactions are eliminated. Minority interest represents the other shareholders’ interests in the net assets of the subsidiaries after deducting the minority interest share of net losses of the companies.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. As at December 31, 2006, the Company did not have any cash equivalents.

Inventory

Inventory is carried at the lower of cost and estimated net realizable value. Raw materials cost is determined on the first in, first out basis. Manufacturing costs are applied to goods in process on a full cost basis. Cost of finished goods on hand at the balance sheet date is determined on the first in, first out basis.

Revenue recognition

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." Under SAB 104, product revenues (or service revenues) are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or service has been performed), the sales price is fixed and determinable and collectibility is reasonably assured.

 Concentrations

The Interferon product line is subject to increasing competition in the marketplace, with the result that gross margin per unit on sales has decreased markedly over the years 2005 and 2006.

Research and Development Expenditures

Expenditures on research and development activities, including assets acquired for use in research and development activities, are charged to operations as incurred.

Asset Retirement Obligations

The Company has adopted SFAS No. 143, Accounting for Asset Retirement Obligations which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The Company has no asset retirement obligations.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

Fixed Assets

Fixed assets are carried at cost less a provision for depreciation on a straight-line basis over their estimated useful lives. Each asset is estimated to have a residual value of 10% of cost at the end of its useful life. Estimated useful lives are as follows:

Buildings	20 years
Climate control equipment	8 years
Computer software	5 years
Land license	29 years
Manufacturing equipment	5 - 8 years
Office furniture and equipment	5 years
Other equipment and fixtures	5 years
Road	20 years
Vehicles	5 years

Advertising Expenses

Advertising expenses are expensed as incurred.

Foreign Currency

The parent company’s operation of the Company is located in the British Virgin Islands. It maintains no bank accounts. The functional currency is the U.S. Dollar. Transactions in foreign currencies, if any, are remeasured into the functional currency at the rate in effect at the time of the transaction. Remeasurement gains and losses that arise from exchange rate fluctuations are included in income or loss from operations. Monetary assets and liabilities denominated in foreign currencies are presented in the balance sheet at the rate in effect at the balance sheet date.

Manhing’s operation of the Company is located in Hong Kong. It maintains no bank accounts. The functional currency is the U.S. Dollar. Transactions in foreign currencies, if any, are remeasured into the functional currency at the rate in effect at the time of the transaction. Remeasurement gains and losses that arise from exchange rate fluctuations are included in income or loss from operations. Monetary assets and liabilities denominated in foreign currencies are presented in the balance sheet at the rate in effect at the balance sheet date.

The operations of Wanxing Bio-Pharmaceuticals and Wanxing Cosmetic are located in China, and their accounting records are maintained in Chinese Renminbi Yuan. The functional currency is the Chinese Renminbi Yuan. Transactions in foreign currencies other than the functional currency, if any, are remeasured into the functional currency at the rate in effect at the time of the transaction. Remeasurement gains and losses that arise from exchange rate fluctuations are included in income or loss from operations. Monetary assets and liabilities of the subsidiaries denominated in the functional currency are translated into U.S. Dollars at the rate in effect at the balance sheet date. Revenue and expenses denominated in the functional currency are translated at the average exchange rate. Other comprehensive income includes the foreign exchange gains and losses that arise from translating from the functional currency into U.S. Dollars.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Actual results could differ from those estimates.

Loss Per Share

Basic earnings (loss) per share of common stock is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. For purposes of determining the weighted average number of common shares outstanding, the number of shares outstanding as at December 31, 2006 is given effect on a pro forma basis as if the capital changes which occurred in 2006 had occurred by January 1, 2005. Diluted earnings (loss) per share is equal to the basic loss per share for the year ended December 31, 2006 and 2005 because there are no common stock equivalents outstanding at December 31, 2006 and 2005.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, loans receivable, short term loans payable and accounts payable at December 31, 2006. Accounts receivable and loans receivable are carried at estimated net realizable values net of provisions for uncollectible amounts. The carrying values of the remaining financial instruments reflected in these financial statements approximate their fair values due to the short-term maturity of the instruments.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income”. Comprehensive income includes net income and all changes in equity during a period that arises from non-owner sources, such as foreign currency items and unrealized gains and losses on certain investments in equity securities.

Income taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

Impairment of Long-Lived Assets

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operation cash flows in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. If impairment is deemed to exist, the asset will be written down to its fair value. Fair value is generally determined using a discounted cash flow analysis. As at December 31, 2006, the Company has written down $512,400 in intangible assets acquired in 2006 for rights to produce the Company’s Leflunomide product, due to uncertainty about future sales potential and profit margins which makes it impossible to establish a fair value for the asset. The write-down is included in general and administration expense.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions”. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 does not have a material impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 does not have any impact on the Company’s consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets,” (“SFAS No. 156”), which amends SFAS No. 140,” Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” In a significant change to current guidance, SFAS No. 156 permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (1) Amortization Method or (2) Fair Value Measurement Method. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently reviewing the effect, if any, that this new pronouncement will have on its financial statements.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

In June 2006, the FASB issued SFAS Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of FIN 48 is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. The Company is currently reviewing the effect, if any, that this new guidance with have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. This statement does not require any new fair value measurements. However, for some entities, the application of the statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the effect, if any, that this new pronouncement will have on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 123(R).” This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets for a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

There were various other accounting standards and interpretations recently issued, none of which is expected to have a material impact on the Company's financial position, operations or cash flows.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

3. CASH - RESTRICTED

Restricted cash consists of $171 on deposit pursuant to agreement with a bank to maintain funds on deposit to ensure payment of interest on debt.

4. ACCOUNTS RECEIVABLE

Trade accounts receivable consists of receivable for sales of product on credit, largely to independent sales agents. The Company is required by law to sell to a sales agent rather than the ultimate purchaser when the ultimate purchaser is a hospital. Accounts receivable are net of allowance for doubtful accounts in the amount of $7,174.

5. LOANS TO UNRELATED PARTIES

The Company has loans receivable from other companies arising from guarantee arrangements under which the Company guaranteed the debt of other companies and has been called on its guarantees (Note 8). The company has $4,268,138 receivable from these companies including interest accrued on the original debts since call of the guarantees, but has provided for the full amount of the receivables due to uncertainty of collectibility. $266,281 has been charged to income in 2006 (2005 - $271,741) in respect of the provision. Under the terms of the guarantee agreements, the other companies have until December 31, 2007 to pay the Company.

The Company has fully provided for $12,589 (98,273 Chinese yuan) of additional loans receivable from sales agents and employees. $71,002 recovery has been recognized in income in 2006 (2005 - $58,352 charged to income) in respect of the provision.

The remaining loans receivable are carried at their face amounts, which approximate estimated net realizable values based on collection and settlement experience subsequent to December 31, 2006. The remaining loans receivable do not bear interest and have no stated terms of repayment.

6. INVENTORY

Inventory consists of the following:

December 31, 2006

Raw materials	$53,870
Goods in process	235,559
Finished goods	154,209

$443,638

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

7. FIXED ASSETS

Fixed assets consist of the following:

December 31, 2006

Buildings	$5,849,461
Climate control equipment	1,184,549
Computer software	1,793
Land license	2,152,080
Manufacturing equipment	1,887,019
Office furniture and equipment	137,088
Other equipment	30,625
Road	32,245
Vehicles	707,963

11,982,823
Less: Accumulated depreciation	5,134,425

$6,848,398

The land license is for the use of the land on which the Company’s buildings are situated, and is for a term of 30 years from September 18, 1996. At the end of the license, the Company expects to have an option to renew the license.

On June 21, 2004 the Company’s land, building and equipment were hypoethecated by the People’s Court of Yangpu District, Shanghai, China pursuant to an action for non payment of bank debt (Note 9). The Company has had use of the assets while under hypothecation, but is not free to sell any of the hypothecated assets. The Company has entered an agreement to settle the debt and release the assets from hypothecation (Note 9). The amount of the debts secured by this hypothecation and by the mortgage on the land license and buildings approximate the carrying value of the assets pledged.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

8. SHORT-TERM LOANS

The Company has obligations under the following bank loan agreements, all of which are overdue as at December 31, 2006:

Name of Bank	Principal amount 2006	Due date	Interest rate Not due/ overdue	Security (2)
Industrial and Commercial bank	3,586,800	May 25, 2004	6.633% / 9.05%	Guarantee
Industrial and Commercial bank	5,116,526	(1)	(1)	Guarantee
Agriculture Bank	1,488,522	May 14, 2004	5.841% / 7.56%	Guarantee
Construction Bank	2,728,530	October 16, 2004	5.31% / 7.56%	Building mortgage (3)
Shenzen Development Bank	1,639,680	June 6, 2005	6.372% / 9.56%	Guarantee
Industrial Bank	5,124,000	December 19, 2005	6.138% / NA	Guarantee

	19,684,058

(1)
The debt to Industrial and Commercial Bank, Jingqiao consists of 5 loan contracts with due dates ranging from April 23, 2004 through January 13, 2005. Nominal interest rates range from 5.31% to 5.576% per annum while overdue interest rates range from 8.0% to 8.23%.

(2)
Guarantees have been arranged with various companies under cross-guarantee arrangements where each guarantees a loan for the other, or a loan forward basis where Wanxing Bio-Pharmaceuticals borrows and then loans a specified amount to the guarantor in return for the guarantee. The Company has guaranteed debt of two other companies under such arrangements, up to an amount of $3,202,500 (25,000,000 Chinese yuan) plus interest. $3,202,500 of the Company’s debt above arose upon the Company being called on its two guarantees. The Company recorded a corresponding loan receivable from the other companies and has made a provision for uncollectibility in the full amount of the receivable (Note 5).

(3)	Buildings with carrying value of $3,868,935 have been mortgaged as security.

The Company is involved in litigation over some of its bank loans and has negotiated payment terms on some of its loans as more fully described in Note 9.

9. LITIGATION

On June 21, 2004 the Company was sued by the Agriculture Bank of China to enforce payment under the loan agreement with that bank. The Company’s land, building and equipment, new medicine certificates and a bank account were hypothecated by the People’s Court of Yangpu District, Shanghai, China pursuant to the action. On September 15, 2006 the Company and the bank entered into a settlement agreement to settle the litigation and the debt. The debt at that time had a principal balance of 21.62 million yuan (approximately $US (2,680,000). Under the terms of the settlement agreement, the Company is obligated to pay the bank 12 million yuan (approximately $US 1,487,000) before October 31, 2006, 3 million yuan (approximately $US 384,000) before June 30, 2007 and 6.62 million yuan (approximately $US 848,000) before October 31, 2007. The Company’s new medicine certificates and bank account will be released upon payment of the first 12 million by October 31, 2006. If the Company completely meets this schedule, the Company’s property, building and equipment will be released from hypothecation. The Company paid 10 million yuan (approximately $US 1,281,000) pursuant to the settlement on October 25, 2006 and has subsequently received a waiver from the bank of the default in respect of the remaining 2 million yuan due. (See also Note 18.)

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

The Company has been sued by the Industrial and Commercial Bank of China to enforce payment under the loan agreement with that bank and judgment was granted in favour of the bank by the People’s Court of Pudong District. On October 25, 2006 the Company and the bank entered into a settlement agreement to settle the litigation and the debt. The debt at that time had a principal balance of 77.15 million yuan (approximately $US 9,560,000). Under the terms of the settlement agreement, the Company is obligated to pay the bank 3 million yuan (approximately $US 384,000) plus interest at the rate of 0.561% per month on the remaining balance of the first 49,145,766 (approximately $US 6,300,000) of the principal on the 21st day of each month. The Company is also obligated to pay the bank quarterly interest payments at the rate of 0.5775% per month commencing December 20, 2006 on the remaining balance of the last 28,000,000 yuan (approximately $US 3,587,000) of the principal. The payments will continue until the debt principal is paid. If the Company completely meets this schedule, the bank agrees to apply to the upper bank authority for a waiver of the interest accumulated prior to the entering of the agreement. The Company has made payments to December 31, 2006 in compliance with the settlement but has defaulted on the settlement and renegotiated the settlement subsequent to the end of the year- see Note 18.

The Company has been sued by the Shenzhen Development Bank to enforce payment under the loan agreement with that bank and judgment was granted in favor of the bank by the 1st Secondary People’s Court of Shanghai. On October 25, 2006 the Company and the bank entered into a settlement agreement to settle the litigation and the debt. The debt at that time had a principal balance of 17,800,000 yuan (approximately $US 2,205,000). Under the terms of the settlement agreement, the Company is obligated to pay the bank 5 million yuan (approximately $US 620,000) before October 30, 2006, 3 million yuan (approximately $US 384,000) before March 20, 2007, 3 million yuan (approximately $US 384,000) before June 20, 2007, 3 million yuan (approximately $US 384,000) before September 20, 2007 and 3.8 million yuan (approximately $US 487,000) plus the balance of accrued interest before December 20, 2007. The Company made a payment of 5million yuan in compliance with the settlement but subsequent to the end of the year has defaulted on the settlement and has received waiver of the default- see Note 18.

10. SHAREHOLDER LOANS

The loans from shareholders do not bear interest. $2,005,307 payable to a shareholder is due December 31, 2007. The remainder has no stated terms of repayment. Imputed interest has been recorded on the shareholder loans at an interest rate of 5.31%. The net interest calculated is included in interest expense and has been recorded as additional paid-in capital since the imputed interest is not payable.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

11.  RELATED PARTY TRANSACTIONS

The Company is indebted to the minority shareholder of a subsidiary in the amount of $2,005,307.

Two minority shareholders of a subsidiary are indebted to the Company in the amount of $119,389. The Company has provided an allowance for the full amount of this indebtedness.

12. INCOME TAXES

The Company is subject to Chinese income taxes to the extent of its operations in China. The company had no income tax expense during the reported periods due to net operating losses.

A reconciliation of income tax expense to the amount computed at the statutory rates is as follows:

	2006	2005
Loss for the year	$(3,308,702)	$(3,408,105)
Average statutory tax rate in China	33%	33%

Expected income tax provision	$(1,091,872)	$(1,124,675)
Tax basis of deferred expenses in excess of book cost	(605,870)	(98,873)
Unrecognized tax losses	1,697,741	1,223,548

Income tax expense	$--	$--

Significant components of deferred income tax assets are as follows:

	2006	2005
Operating losses carried forward	3,525,985	1,828,244
Excess of tax basis over book cost of deferred expenses in China	$3,921,911	4,527,781
Valuation allowance	(7,447,896)	(6,356,024)

Net deferred income tax assets	$-	$-

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

The Company has tax losses carried forward for Chinese tax purposes of approximately $10,680,000 which will expire in 2010 if not utilized.

13. INCOME FROM GRANTS, CONSULTING AND OUTSIDE MANUFACTURING

Income from grants, consulting and outside manufacturing includes a grant in the amount of $1,969,530 received as funding assistance toward the research and development of the Company’s malaria vaccine. Unearned revenue includes $27,470 of this grant which remains unearned.

14. COMMITMENTS

The Company entered an agreement in 2003 to acquire rights to utilize technology developed by anther party in the Company’s aFGF product. The Company paid 5.5 million yuan (approximately $ 705,000) in 2003 through 2006 pursuant to the agreement. The Company is committed to pay another 2.2 million yuan (approximately $ 282,000) within 30 days of the new drug license being received. Subsequent to the year-end, the new drug license was received in January 2007, making 2.2 million yuan (approximately $ 282,000) payable by the end of February, 2007. The Company has not paid the required 2.2 million yuan due under the agreement as at the date of completion of the financial statements.

15. CONTINGENT PATENT RIGHTS COMMITMENTS

The Company has committed to payments for rights to use patented technology, contingent upon successful clinical trials and approval of products for production as follows:

11 Million yuan (approximately $1,360,000) will be payable upon completion of both Phase III clinical trials and approval of new drug certificate for Ethelphazine, an anti-tumor drug entering Phase III clinical trials at the end of 2006.

20 Million yuan (approximately $2,480,000) will be payable upon completion of both Phase III clinical trials and approval of new drug certificate for the Company’s recombinant malaria vaccine. This drug is expected to enter Phase II clinical trials in mid-2007.

2.5 Million yuan (approximately $310,000) will be payable in respect of the Company’s recombinant Human Stem Cell factor bio-product in two stages. The first 1 Million yuan (approximately $124,000) will be due by the time of upon completion of Phase II trials and 1.5 Million yuan (approximately $186,000) will be payable upon completion of both Phase III clinical trials and approval of the product for production. This product is in Phase I trials in 2006.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

16. SEGMENTED INFORMATION

The Company is operating in a single geographic market, the People’s Republic of China. The Company has two operating segments, the cosmetics business and the pharmaceuticals business. Segment revenues, net loss and assets are as follows:

2006
	Revenues	Net loss	Total assets
Pharmaceuticals	$2,807,119	$3,003,666	$9,787,387
Cosmetics	54,376	5,036	88,645
Parent company administration		300,000	1,000

Total consolidated	$2,861,495	$3,308,702	$9,877,032

2005
	Revenues	Net loss	Total assets
Pharmaceuticals	$963,443	$3,355,052	$17,184,059
Cosmetics	55,827	51,896	105,343
Parent company administration		1,157

Total consolidated	$1,019,270	$3,408,105	$17,289,402

17. MANUFACTURING SHUT-DOWN

In December 2006, Wanxin Bio-pharmaceuticals temporarily closed its manufacturing facility while it undergoes inspection and review for the purposes of obtaining a Good Manufacturing Practice (“GMP”) certificate in respect of its manufacturing processes for its aFGF product. In accordance with Chinese law, the manufacturing will remain halted until the GMP certificate is determined, which is expected to occur in June, 2007. The Company continues to sell its interferon products from inventory of finished goods in stock, and production of Leflunomide, which is manufactured under licence by another facility, are not affected.

18. SUBSEQUENT EVENTS

The Company has defaulted on its loan settlement agreement with Industrial and Commercial Bank, as described in Note 9, by not making the scheduled loan payments in January, February and March, 2007. In March 2007 the Company entered a new agreement for payment of debt obligations, which calls for payment of 3 million yuan (approximately $US 384,000) on April 28, 2007, 2 million yuan (approximately $US 257,000) on May 10, 2007, 10 million yuan (approximately $US (1,281,000) on May 15, 2007, and the balance of principal of 52.94 million yuan (approximately $US 6,782,000) plus interest of 1 million (approximately $US 128,000) on June 15, 2007. If the company meets this schedule, the debt will be repaid and accrued interest in the amount of approximately 17.9 million yuan (approximately $US (2,293,000) will be forgiven. If the Company does not meet this schedule, the previously-agreed payment schedule will still apply.

WANXIN BIO-TECHNOLOGY LIMITED
AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006
(Expressed in US Dollars)

The Company has defaulted on its loan settlement agreement with Agriculture Bank of China, as described in Note 9, by not making a scheduled loan payment of 2 million yuan (approximately $US 257,000) on March 31, 2007. The bank has granted a waiver of default in respect of this payment for an unspecified time.

The Company has defaulted on its loan settlement agreement with Shenzhen Development Bank, as described in Note 9, by not making a scheduled loan payment of 3 million yuan (approximately $US 384,000) on March 20, 2007. The bank has granted a waiver of default in respect of this payment until May 30, 2007.

The Company has notified China Construction Bank of its inability to make a scheduled loan payment of 6.8 million yuan (approximately $US 871,000) on April 30, 2007. The bank has granted a waiver of default in respect of this payment for an unspecified time.

In January 2007 the Company received a new drug licence in respect of its aFGF product. This product will enter commercial production and sale when GMP certification is received. See also Note 17.

On January 12, 2007 the shareholders of the Company completed an agreement to transfer all their shares of the Company to CDoor Corp. (“CDoor”), a Delaware corporation seeking a listing on the over-the-counter market in the United States, in return for 1,750,000 shares of CDoor. The agreement is part of a series of transactions, the effect of which is to complete a reverse take-over of CDoor by the Company. The transactions will be accounted for in 2007 as a reverse take-over.